EXHIBIT 99.1

                                                                    NEWS RELEASE

     AMDOCS LIMITED TO ACQUIRE SOLECT, LEADER IN CUSTOMER CARE AND BILLING
                       SOFTWARE FOR IP SERVICE PROVIDERS

                CREATES UNMATCHED BUSINESS SYSTEMS SOLUTION FOR
                      COMMUNICATIONS AND INTERNET SERVICES

ST. LOUIS--(BUSINESS WIRE)--Feb. 29, 2000-- Amdocs Limited (NYSE: DOX - NEWS), the leader in customer care, billing and order management solutions for the communications industry, today announced that it has reached agreement to acquire Solect Technology Group Inc., a leading provider of IP billing and customer care software, for approximately $1 billion in Amdocs shares or 6.9% of Amdocs' enlarged, fully diluted share capital. The acquisition of Solect will create an unparalleled business systems solution for all kinds of communications service providers, encompassing the full range of wireline, wireless, voice, IP and convergent services. Amdocs expects the transaction to be accretive to cash earnings per share in fiscal 2000 and thereafter, excluding goodwill and other non-cash deal-related items.

"The Solect acquisition will immediately enrich Amdocs' existing IP software offerings, instantly expand our market presence, and position Amdocs to further leverage the strong growth of the IP sector," said Avi Naor, President and Chief Executive Officer of Amdocs Management Limited. "The merger establishes best-in-class, fully scalable product coverage across all wireline, wireless and IP services. With the industry's richest functionality through all lines of business, Amdocs offers the most complete business systems solution in the communications and Internet industry."

Naor added, "The combination of leading products together with our comprehensive support and project delivery capabilities is a key benefit for our target customers. We are the only solutions provider for the IP market that offers complete implementation, systems integration, and outsourcing services for its own software platform. Only Amdocs combines the product versatility, scalability and depth of services needed to deliver and support the complex, multi-service solutions now being demanded by leading IP and convergent service providers." Naor continued, "We are particularly excited by the addition of Solect's founders, Paul Atkinson and Kevin Kimsa, and their team of over 250 IP experts to the Amdocs organization. Their spirit of innovation and commitment to excellence fit in well with the Amdocs culture, and we are very confident that Solect's people will make a great contribution to the merged company. Solect's strong group of talented Internet professionals complements and reinforces our previously announced initiative to meet the requirements of the IP market place."

Naor concluded, "The acquisition strengthens Amdocs' ability to effectively address all segments of the IP market. With blue-chip customers like the IP units at AT&T Canada, BT, GTE, SNET and Swiss Online, and over 60 installations for ISP, ASP and broadband players, Solect is the vendor of choice for IP leaders and emerging new entrants. For convergent voice-IP and high-end multi-service providers, we will be offering Ensemble, empowered with enhanced functionality from Solect's Horizon product. By bolstering Amdocs' position in all IP sectors, the acquisition will reinforce our sustained growth as the IP market unfolds."

"By joining forces with Amdocs, we are creating the most powerful business systems solution in the communications industry," said Paul Atkinson, CEO of Solect. "We are delighted to be partnering with Amdocs. We have great respect for their technological expertise, unrivalled track record in project delivery, and total commitment to the customer. Backed by Amdocs' vision, power and resources, we are assured a pivotal role in facilitating the accelerated transition to Next Generation communications services."




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British Telecommunications is a valued customer of both Amdocs and Solect.
Commenting on the deal, Ben Andradi, Managing Director BT eBusiness, said, "This announcement is an indication of the emerging maturity of the Internet market. Amdocs' move comes as IP service providers enter the next stage of their development, encountering issues of scalability, product differentiation, convergence, growing demands for profitability, and the fundamental but very challenging task of managing an extremely complex and competitive business. In order to manage this transition, service providers need powerful, sophisticated business system solutions, a challenge that Amdocs has proven it can meet for the world's most demanding communications companies."

Under the terms of the acquisition, which has been approved by the Boards of Directors of both companies, Amdocs will issue an aggregate 15.5 million Amdocs shares and options in exchange for the outstanding common stock of Solect and the assumption of outstanding Solect employee stock options. To effect the transaction under Canadian law, the holders of Solect's common shares will receive a new class of exchangeable shares of Solect that would be exchangeable at any time, share for share, for ordinary common shares of Amdocs. Based on the closing price for Amdocs on the New York Stock Exchange on Monday, February 28, 2000, the transaction would be valued at approximately $1 billion. The transaction will be accounted for under the purchase accounting method and will be structured as a tax-free exchange for Solect's Canadian and U.S. shareholders. The acquisition, which is expected to close by the end of April 2000, is subject to customary regulatory approvals and the approval of Solect shareholders. Shareholders representing over 70% of Solect's outstanding share capital have agreed to vote in favor of the transaction and have agreed not to sell portions of their shares in Amdocs for periods ranging from three months to one year after closing.

Amdocs expects to incur a one-time acquisition-related charge in its third fiscal quarter ending June 30, 2000 to account for certain costs relating to the acquisition, primarily the write-off of purchased in-process research and development.

Upon completion of the transaction, Solect will operate as a division of Amdocs, headquartered in Toronto, Canada. The division will continue to serve its customers, and will focus on continued product development and business expansion in the IP services arena. Solect's successful relations with its worldwide partners will be further developed and cultivated. The new division will be leveraged to facilitate expansion of Amdocs' presence in the Canadian communications and Internet market. Paul Atkinson will become president of the new division. Goldman, Sachs & Co. advised Amdocs Limited and Morgan Stanley advised Solect in this transaction.

Solect is shaping the new public network with IAF Horizon, the world's leading carrier grade billing, customer care and service management software for next generation service providers including wireless and ASPs. Headquartered in Toronto, Canada, with offices in the United States, United Kingdom, Australia and Hong Kong, Solect has over 60 Service Provider installations globally. Solect has relationships with leading technology companies such as: Alcatel, Cisco Systems (NASDAQ:CSCO - NEWS), Ericsson, Netscape, Nokia (NYSE:NOK.A -
NEWS), Microsoft (NASDAQ:MSFT - NEWS), Hewlett Packard, Oracle Corporation (NASDAQ:ORCL - NEWS), PricewaterhouseCoopers, Science Applications International Corporation (SAIC), Sun Microsystems (NASDAQ:SUNW - NEWS), and Telcordia Technologies (formerly Bellcore).

Solect's IAF Horizon enables service providers to introduce innovative new business models, such as VISPs (Virtual ISPs) and packaged applications, allowing them to increase their subscriber base by expanding into new market segments, while maintaining the integrity of the individual brands. Solect is continuously working with leading partners and customers such as AT&T Canada, BT, GTE, Sun Microsystems and Cisco Systems, to ensure IAF Horizon provides the adaptability required to meet the growing competitive market pressures service providers are facing today. Visit Solect at HTTP://WWW.SOLECT.COM

Amdocs is a leading provider of customer care, billing and order management solutions for communications and Internet services. Amdocs has an unparalleled success record in project delivery of its mission-critical products. Human resources of more than 5,600 information systems professionals are exclusively dedicated to the communications industry. Amdocs has an installed base of more than 300 successful projects in more than 75 major communications companies throughout the world.

Ensemble(TM) is Amdocs' platform for customer care, billing and order management. Ensemble supports convergent multi-service operations, including voice, data and IP services in wireline and wireless environments. The system utilizes a scaleable, multi-tier, client-server UNIX platform and has been proven to support the high-volume performance requirements of leading carriers. For further information please call Amdocs Investor Relations at 314-212-8328 or visit our web site at WWW.AMDOCS.COM.

Ensemble is a trademark of Amdocs Limited. This news release may contain certain forward-looking statements relating to the future performance of Amdocs Limited and Solect. The forward-looking information is within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934, and subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties are described in greater detail in Amdocs' filings with the Securities and Exchange Commission.

CONTACT:
     Amdocs
     Thomas G. O'Brien, 314/212-8328
     INFO@AMDOCS.COM
       or
     Porter Novelli
     Dan Ginsburg, 212/601-8020
     DGINSBURG@PORTERNOVELLI.COM